[Letter Head of TV Azteca]


                   AZTECA AMERICA SIGNS DEFINITIVE AGREEMENTS
                         TO RESOLVE LEGAL DISPUTES WITH
                          PAPPAS TELECASTING COMPANIES

     --TV Azteca Receives $128 Million Note Secured by Los Angeles Station--

               --Affiliations to Continue Under a New Framework--


FOR IMMEDIATE RELEASE
---------------------

     Mexico City,  February 13, 2003--TV Azteca,  S.A. de C.V. (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America Network, the company's wholly owned broadcasting network focused on the U.S. Hispanic market, has signed definitive agreements with Pappas Telecasting Companies to resolve litigation between the parties and establish a framework for working together in the future. Pappas Telecasting Companies is the majority owner and operator of Azteca America affiliates in the Los Angeles, San Francisco-Sacramento, Houston and Reno markets.

     The agreement settles all lawsuits and disputes between the parties and results in the Pappas Telecasting Companies to acquire the 25% equity interests owned by Azteca International Corporation in the Houston and San Francisco-Sacramento television stations, as well as satisfaction of the note in the principal amount of approximately $52 million, plus accrued interest, payable to TV Azteca by Pappas Telecasting of Southern California LLC, the Pappas affiliate in Los Angeles. In return, Azteca has received a note from the Pappas affiliate in Los Angeles for $128 million, payable on May 31, 2003, with a conditioned grace period of up to June 30, 2003. The note is secured by the assets of the Los Angeles station KAZA-TV. If the note is not paid by April 30, 2003, the principal amount will increase to $129 million. The note will bear interest at the rate of 11.6279% per year.

     In addition, the parties have agreed that, if the note is not paid in accordance with the agreed schedule, Azteca International and the Pappas affiliate in Los Angeles will enter into a three-year local marketing agreement
(LMA) under which Azteca will provide programming

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and services to the LosAngeles  station KAZA-TV.  Azteca  International  will be entitled to retain all advertising revenue derived from the programming it supplies to the station and will pay Pappas Telecasting an annual LMA fee of $15 million. However, Azteca's payments under the LMA will be offset by the interest payable on the note. Accordingly, if during the three year LMA period no principal payments are made on the note, then no cash payments will be required to be made by Azteca for the LMA. The note may be prepaid, in whole or in part, at any time.

     If the LMA becomes effective, Azteca International Corporation will also have the option to purchase, up to the permissible statutory maximum of 25%, the assets of KAZA-TV; and to nominate a qualified U.S. entity to acquire the remaining interest from Pappas, for $250 million total price, less any then-unpaid principal and interest on the note. The option must be exercised no later than six months prior to the end of the three-year LMA period. If the option is not exercised or the purchase of the station is not completed by the end of the third year (with a conditioned three month extension), the annual LMA fee will increase to $24.5 million, a portion of which would then continue to be offset by the interest on the note, until the note is fully paid. Azteca International Corporation may, after the original three-year term of the LMA, require the note to be paid on two years' notice, or if the purchase of the station is not completed after the exercise of the option, on 2 1/2 year's notice. The LMA will remain in effect as long as the note is not paid.

     Under the settlement, the existing affiliation agreements for the Pappas stations will continue in effect with certain modifications. As modified, the affiliation agreements will change to a 50-50 commercial time split framework, where network advertising time is equally divided, in contrast to the previous revenue sharing framework. The existing affiliation agreements will continue in effect throughout 2003, and Azteca International Corporation will have the option to extend the agreements until May or June of 2004, after which the affiliation agreements will be renewable for additional six-month periods unless either party terminates them on 90 days notice.

     Pappas Telecasting has also agreed to affiliate certain additional stations with the Azteca America Network in several smaller markets, to be announced at a later date.


Company Profile
---------------

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include the Azteca America Network ; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

Azteca America Network, a broadcast television network focused on the rapidly growing U.S. Hispanic market, currently has affiliation agreements with television broadcast stations covering approximately 53% of the U.S. Hispanic population, including stations in the Los Angeles, San Francisco, Sacramento, Palm Springs, Santa Barbara, Fresno, and Bakersfield, California, Las Vegas and Reno, Nevada, Miami, Orlando and Palm Beach, Florida , Austin and Houston, Texas; as well as Albuquerque, New York, Salt Lake City and Wichita markets.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               Investor Relations:


                 Bruno Rangel                             Rolando Villarreal
                5255-3099-9167                             5255-3099-0041
              jrangelk@tvazteca.com.m               rvillarreal@tvazteca.com.mx

                                Media Relations:

                                 In Los Angeles

                   Carmen Lawrence                                 Sonia Pena
                   Weber Shandwick                              Weber Shandwick
                    310-407-6570                                 310-407-6570
            clawrence@webershandwick.com                spena@webershandwick.com

                                 In Mexico City

                    Daniel McCosh                               Tristan Canales
                   5255-3099-9204                              5255-3099-1441
               dmccosh@tvazteca.com.mx                  tcanales@tvazteca.com.mx